EXHIBIT A

Statute of the
European Investment Bank

Version dated 1 January 2007

Article 1

The European Investment Bank established by Article 266 of this Treaty(*) (hereinafter called the “Bank”) is hereby constituted; it shall perform its functions and carry on its activities in accordance with the provisions of this Treaty and of this Statute.

The seat of the Bank shall be determined by common accord of the governments of the Member States (**).

Article 2

The task of the Bank shall be that defined in Article 267 of this Treaty.

Article 3(***)

In accordance with Article 266 of this Treaty, the following shall be members of the Bank:

– the Kingdom of Belgium,
– the Republic of Bulgaria,
– the Czech Republic,
– the Kingdom of Denmark,
– the Federal Republic of Germany,
– the Republic of Estonia,
– the Hellenic Republic,
– the Kingdom of Spain,
– the French Republic,
– Ireland,
– the Italian Republic,
– the Republic of Cyprus,
– the Republic of Latvia,
– the Republic of Lithuania
– the Grand Duchy of Luxembourg,
___________
(*)	Treaty establishing the European Community,
(**)	The European Investment Bank is located in Luxembourg in keeping with Protocol No. 8 on the location of the seats of the institutions and of certain bodies and departments of the European Communities.
(***)	Amended by the Act of Accession annexed to the Treaty of Accession of 25 April 2005.

– the Republic of Hungary,
– the Republic of Malta,
– the Kingdom of the Netherlands,
– the Republic of Austria,
– the Republic of Poland,
– the Portuguese Republic,
– Romania,
– the Republic of Slovenia,
– the Slovak Republic,
– the Republic of Finland,
– the Kingdom of Sweden,
– the United Kingdom of Great Britain and Northern Ireland.

Article 4 (*)

1.  The capital of the Bank shall be 164 808 169 000 EUR, subscribed by the Member States as follows:

Germany	26 649 532 500
France	26 649 532 500
Italy	26 649 532 500
United Kingdom	26 649 532 500
Spain	15 989 719 500
Belgium	7 387 065 000
Netherlands	7 387 065 000
Sweden	4 900 585 500
Denmark	3 740 283 000
Austria	3 666 973 500
Poland	3 411 263 500
Finland	2 106 816 000
Greece	2 003 725 500
Portugal	1 291 287 000
Czech Republic	1 258 785 500
Hungary	1 190 868 500
Ireland	935 070 000
Romania	863 514 500
Slovakia	428 490 500
Slovenia	397 815 000
Bulgaria	290 917 500
Lithuania	249 617 500
Luxembourg	187 015 500
Cyprus	183 382 000
Latvia	152 335 000
Estonia	117 640 000
Malta	69 804 000
___________
(*)	Amended by the Act of Accession annexed to the Treaty of Accession of 25 April 2005.

           The unit of account shall be defined as being the euro, the single currency of the Member States participating in the third stage of Economic and Monetary Union. The Board of Governors, acting unanimously on a proposal from the Board of Directors, may alter the definition of the unit of account.

The Member States shall be liable only up to the amount of their share of the capital subscribed and not paid up.

       2.  The admission of a new member shall entail an increase in the subscribed capital corresponding to the capital brought in by the new member.

3.  The Board of Governors may, acting unanimously, decide to increase the subscribed capital.

4.  The share of a member in the subscribed capital may not be transferred, pledged or attached.

Article 5

1.  The subscribed capital shall be paid in by Member States to the extent of 5% on average of the amounts laid down in Article 4 (1).

2.  In the event of an increase in the subscribed capital, the Board of Governors, acting unanimously, shall fix the percentage to be paid up and the arrangements for payment.

3.  The Board of Directors may require payment of the balance of the subscribed capital, to such extent as may be required for the Bank to meet its obligations towards those who have made loans to it.

Each Member State shall make this payment in proportion to its share of the subscribed capital in the currencies required by the Bank to meet these obligations.

Article 6

1.  The Board of Governors may, acting by a qualified majority on a proposal from the Board of Directors, decide that Member States shall grant the Bank special interest-bearing loans if and to the extent that the Bank requires such loans to finance specific projects and the Board of Directors shows that the Bank is unable to obtain the necessary funds on the capital markets on terms appropriate to the nature and purpose of the projects to be financed.

                2.  Special loans may not be called for until the beginning of the fourth year after the entry into force of this Treaty. They shall not exceed 400 million units of account in the aggregate or 100 million units of account per annum.

3.  The term of special loans shall be related to the term of the loans or guarantees, which the Bank proposes to grant by means of the special loans; it shall not exceed twenty years. The Board of Governors may, acting by a qualified majority on a proposal from the Board of Directors, decide upon the prior repayment of special loans.

4.  Special loans shall bear interest at 4% per annum, unless the Board of Governors, taking into account the trend and level of interest rates on the capital markets, decides to fix a different rate.

5.  Special loans shall be granted by Member States in proportion to their share in the subscribed capital; payment shall be made in national currency within six months of such loans being called for.

6.  Should the Bank go into liquidation, special loans granted by Member States shall be repaid only after the other debts of the Bank have been settled.

Article 7

1.  Should the value of the currency of a Member State in relation to the unit of account defined in Article 4 be reduced, that State shall adjust the amount of its capital share paid in its own currency in proportion to the change in value by making a supplementary payment to the Bank.

2.  Should the value of the currency of a Member State in relation to the unit of account defined in Article 4 be increased, the Bank shall adjust the amount of the capital share paid in by that State in its own currency in proportion to the change in value by making a repayment to that State.

3.  For the purpose of this Article, the value of the currency of a Member State in relation to the unit of account, defined in Article 4, shall correspond to the rate for converting the unit of account into this currency and vice versa based on market rates.

4.  The Board of Governors, acting unanimously on a proposal from the Board of Directors, may alter the method of converting sums expressed in units of account into national currencies and vice versa.

           Furthermore, acting unanimously on a proposal from the Board of Directors, it may define the method for adjusting the capital referred to in paragraphs 1 and 2 of this Article; adjustment payments must be made at least once a year.

Article 8

The Bank shall be directed and managed by a Board of Governors, a Board of Directors and a Management Committee.

Article 9

1.  The Board of Governors shall consist of the Ministers designated by the Member States.

2.  The Board of Governors shall lay down general directives for the credit policy of the Bank, with particular reference to the objectives to be pursued as progress is made in the attainment of the common market. The Board of Governors shall ensure that these directives are implemented.

3.  The Board of Governors shall in addition:

a) decide whether to increase the subscribed capital in accordance with Article 4 (3) and Article 5 (2);

b) exercise the powers provided in Article 6 in respect of special loans;

c)  exercise the powers provided in Articles 11 and 13 in respect of the appointment and the compulsory retirement of the members of the Board of Directors and of the Management Committee, and those powers provided in the second subparagraph of Article 13 (1);

d) authorise the derogation provided for in Article 18 (1);

e) approve the annual report of the Board of Directors;

f) approve the annual balance sheet and profit and loss account;

g) exercise the powers and functions provided in Articles 4, 7, 14, 17, 26 and 27,

h) approve the rules of procedure of the Bank.

           4.  Within the framework of this Treaty and this Statute, the Board of Governors shall be competent to take, acting unanimously, any decisions concerning the suspension of the operations of the Bank and, should the event arise, its liquidation.

Article 10

Save as otherwise provided in this Statute, decisions of the Board of Governors shall be taken by a majority of its members. This majority must represent at least 50% of the subscribed capital. Voting by the Board of Governors shall be in accordance with the provisions of Article 205 of this Treaty.

Article 11

1.  The Board of Directors shall have sole power to take decisions in respect of granting loans and guarantees and raising loans; it shall fix the interest rates on loans granted and the commission on guarantees; it shall see that the Bank is properly run; it shall ensure that the Bank is managed in accordance with the provisions of this Treaty and of this Statute and with the general directives laid down by the Board of Governors.

At the end of the financial year the Board of Directors shall submit a report to the Board of Governors and shall publish it when approved.

2.  The Board of Directors shall consist of twenty-eight directors and eighteen alternate directors (*).

The directors shall be appointed by the Board of Governors for five years, one nominated by each Member State, and one nominated by the Commission.

The alternate directors shall be appointed by the Board of Governors for five years as shown below:

–	two alternates nominated by the Federal Republic of Germany,

–	two alternates nominated by the French Republic,

–	two alternates nominated by the Italian Republic,

–	two alternates nominated by the United Kingdom of Great Britain and Northern Ireland,

–	one alternate nominated by common accord of the Kingdom of Spain and the Portuguese Republic,

–	one alternate nominated by common accord of the Kingdom of Belgium, the Grand Duchy of Luxembourg and the Kingdom of the Netherlands,
___________
(*)	Amended by the Act of Accession annexed to the Treaty of Accession of 25 April 2005.

–	two alternates nominated by common accord of the Kingdom of Denmark, the Hellenic Republic, Ireland and Romania,

–	two alternates nominated by common accord of the Republic of Estonia, the Republic of Latvia, the Republic of Lithuania, the Republic of Austria, the Republic of Finland and the Kingdom of Sweden,

–
three alternates nominated by common accord of the Republic of Bulgaria, the Czech Republic, the Republic of Cyprus, the Republic of Hungary, the Republic of Malta, the Republic of Poland, the Republic of Slovenia and the Slovak Republic,

–	one alternate nominated by the Commission.

The Board of Directors shall co-opt six non-voting experts: three as members and three as alternates. The appointments of the directors and the alternates shall be renewable.

Alternates may take part in the meetings of the Board of Directors. Alternates nominated by a State, or by common accord of several States, or by the Commission, may replace directors nominated by that State, by one of those States or by the Commission respectively. Alternates shall have no right of vote except where they replace one director or more than one director or where they have been delegated for this purpose in accordance with Article 12(1).

The President of the Management Committee or, in his absence, one of the Vice-Presidents, shall preside over meetings of the Board of Directors but shall not vote.

Members of the Board of Directors shall be chosen from persons whose independence and competence are beyond doubt; they shall be responsible only to the Bank.

3.  A director may be compulsorily retired by the Board of Governors only if he no longer fulfils the conditions required for the performance of his duties; the Board must act by a qualified majority.

If the annual report is not approved, the Board of Directors shall resign.

4.  Any vacancy arising as a result of death, voluntary resignation, compulsory retirement or collective resignation shall be filled in accordance with paragraph 2. A member shall be replaced for the remainder of his term of office, save where the entire Board of Directors is being replaced.

                5.  The Board of Governors shall determine the remuneration of members of the Board of Directors. The Board of Governors shall, acting unanimously, lay down what activities are incompatible with the duties of a director or an alternate.

Article 12

1.  Each director shall have one vote on the Board of Directors. He may delegate his vote in all cases, according to procedures to be laid down in the rules of procedure of the Bank.

2.  Save as otherwise provided in this Statute, decisions of the Board of Directors shall be taken by at least one third of the members entitled to vote representing at least fifty per cent of the subscribed capital. A qualified majority shall require eighteen votes in favour and sixty-eight per cent of the subscribed capital. The rules of procedure of the Bank shall lay down the quorum required for the decisions of the Board of Directors to be valid.

Article 13

1.  The Management Committee shall consist of a President and eight Vice-Presidents appointed for a period of six years by the Board of Governors on a proposal from the Board of Directors. Their appointments shall be renewable.

The Board of Governors, acting unanimously, may vary the number of members on the Management Committee.

2.  On a proposal from the Board of Directors adopted by a qualified majority, the Board of Governors may, acting in its turn by a qualified majority, compulsorily retire a member of the Management Committee.

3.  The Management Committee shall be responsible for the current business of the Bank, under the authority of the President and the supervision of the Board of Directors.

It shall prepare the decisions of the Board of Directors, in particular decisions on the raising of loans and the granting of loans and guarantees; it shall ensure that these decisions are implemented.

4.  The Management Committee shall act by a majority when delivering opinions on proposals for raising loans or granting loans and guarantees.

                5. The Board of Governors shall determine the remuneration of members of the Management Committee and shall lay down what activities are incompatible with their duties.

6.  The President or, if he is prevented, a Vice-President shall represent the Bank in judicial and other matters.

7.  The officials and other employees of the Bank shall be under the authority of the President. They shall be engaged and discharged by him. In the selection of staff, account shall be taken not only of personal ability and qualifications but also of an equitable representation of nationals of Member States.

8.  The Management Committee and the staff of the Bank shall be responsible only to the Bank and shall be completely independent in the performance of their duties.

Article 14

1.  A Committee consisting of three members, appointed on the grounds of their competence by the Board of Governors, shall annually verify that the operations of the Bank have been conducted and its books kept in a proper manner.

2.  The Committee shall confirm that the balance sheet and profit and loss account are in agreement with the accounts and faithfully reflect the position of the Bank in respect of its assets and liabilities.

Article 15

The Bank shall deal with each Member State through the authority designated by that State. In the conduct of financial operations the Bank shall have recourse to the bank of issue of the Member State concerned or to other financial institutions approved by that State.

Article 16

1.  The Bank shall co-operate with all international organisations active in fields similar to its own.

2.  The Bank shall seek to establish all appropriate contacts in the interests of cooperation with banking and financial institutions in the countries to which its operations extend.

Article 17

At the request of a Member State or of the Commission, or on its own initiative, the Board of Governors shall, in accordance with the same provisions as governed their adoption, interpret or supplement the directives laid down by it under Article 9 of this Statute.

Article 18

1.  Within the framework of the task set out in Article 267 of this Treaty, the Bank shall grant loans to its members or to private or public undertakings for investment projects to be carried out in the European territories of Member States, to the extent that funds are not available from other sources on reasonable terms.

However, by way of derogation authorised by the Board of Governors, acting unanimously on a proposal from the Board of Directors, the Bank may grant loans for investment projects to be carried out, in whole or in part, outside the European territories of Member States.

2.  As far as possible, loans shall be granted only on condition that other sources of finance are also used.

3.  When granting a loan to an undertaking or to a body other than a Member State, the Bank shall make the loan conditional either on a guarantee from the Member State in whose territory the project will be carried out or on other adequate guarantees.

4.  The Bank may guarantee loans contracted by public or private undertakings or other bodies for the purpose of carrying out projects provided for in Article 267 of this Treaty.

5.  The aggregate amount outstanding at any time of loans and guarantees granted by the Bank shall not exceed 250% of its subscribed capital.

6.  The Bank shall protect itself against exchange risks by including in contracts for loans and guarantees such clauses as it considers appropriate.

Article 19

1.  Interest rates on loans to be granted by the Bank and commission on guarantees shall be adjusted to conditions prevailing on the capital market and shall be calculated in such a way that the income there from shall enable the Bank to meet its obligations, to cover its expenses and to build up a reserve fund as provided for in Article 24.

2.  The Bank shall not grant any reduction in interest rates. Where a reduction in the interest rate appears desirable in view of the nature of the project to be financed, the Member State concerned or some other agency may grant aid towards the payment of interest to the extent that this is compatible with Article 87 of this Treaty.

Article 20

In its loan and guarantee operations, the Bank shall observe the following principles:

1.  It shall ensure that its funds are employed as rationally as possible in the interests of the Community.

It may grant loans or guarantees only:

a)  where, in the case of projects carried out by undertakings in the production sector, interest and amortisation payments are covered out of operating profits or, in other cases, either by a commitment entered into by the State in which the project is carried out or by some other means; and

b) where the execution of the project contributes to an increase in economic productivity in general and promotes the attainment of the common market.

2.  It shall neither acquire any interest in an undertaking nor assume any responsibility in its management unless this is required to safeguard the rights of the Bank in ensuring recovery of funds lent.

3.  It may dispose of its claims on the capital market and may, to this end, require its debtors to issue bonds or other securities.

                4.  Neither the Bank nor the Member States shall impose conditions requiring funds lent by the Bank to be spent within a specified Member State.

5.  The Bank may make its loans conditional on international invitations to tender being arranged.

6.  The Bank shall not finance, in whole or in part, any project opposed by the Member State in whose territory it is to be carried out.

Article 21

1.  Applications for loans or guarantees may be made to the Bank either through the Commission or through the Member State in whose territory the project will be carried out. An undertaking may also apply direct to the Bank for a loan or guarantee.

2.  Applications made through the Commission shall be submitted for an opinion to the Member State in whose territory the project will be carried out. Applications made through a Member State shall be submitted to the Commission for an opinion. Applications made direct by an undertaking shall be submitted to the Member State concerned and to the Commission.

The Member State concerned and the Commission shall deliver their opinions within two months. If no reply is received within this period, the Bank may assume that there is no objection to the project in question.

3.  The Board of Directors shall rule on applications for loans or guarantees submitted to it by the Management Committee.

4.  The Management Committee shall examine whether applications for loans or guarantees submitted to it comply with the provisions of this Statute, in particular with Article 20. Where the Management Committee is in favour of granting the loan or guarantee, it shall submit the draft contract to the Board of Directors; the Committee may make its favourable opinion subject to such conditions, as it considers essential. Where the Management Committee is against granting the loan or guarantee, it shall submit the relevant documents together with its opinion to the Board of Directors.

5.  Where the Management Committee delivers an unfavourable opinion, the Board of Directors may not grant the loan or guarantee concerned unless its decision is unanimous.

                6.  Where the Commission delivers an unfavourable opinion, the Board of Directors may not grant the loan or guarantee concerned unless its decision is unanimous, the director nominated by the Commission abstaining.

7.  Where both the Management Committee and the Commission deliver an unfavourable opinion, the Board of Directors may not grant the loan or guarantee.

Article 22

1.  The Bank shall borrow on the international capital markets the funds necessary for the performance of its tasks.

2.  The Bank may borrow on the capital market of a Member State either in accordance with the legal provisions applying to internal issues or, if there are no such provisions in a Member State, after the Bank and the Member State concerned have conferred together and reached agreement on the proposed loan.

The competent authorities in the Member State concerned may refuse to give their assent only if there is reason to fear serious disturbances on the capital market of that State.

Article 23

1.  The Bank may employ any available funds, which it does not immediately require to meet its obligations in the following ways:

a) it may invest on the money markets;

b) it may, subject to the provisions of Article 20 (2), buy and sell securities issued by itself or by those who have borrowed from it;

c) it may carry out any other financial operation linked with its objectives.

2.  Without prejudice to the provisions of Article 25, the Bank shall not, in managing its investments, engage in any currency arbitrage not directly required to carry out its lending operations or fulfil commitments arising out of loans raised or guarantees granted by it.

3.  The Bank shall, in the fields covered by this Article, act in agreement with the competent authorities or with the bank of issue of the Member State concerned.

Article 24

1.  A reserve fund of up to 10% of the subscribed capital shall be built up progressively. If the state of the liabilities of the Bank should so justify, the Board of Directors may decide to set aside additional reserves. Until such time as the reserve fund has been fully built up, it shall be fed by:

a) interest received on loans granted by the Bank out of sums to be paid up by the Member States pursuant to Article 5;

b) interest received on loans granted by the Bank out of funds derived from repayment of the loans referred to in (a);

to the extent that this income is not required to meet the obligations of the Bank or to cover its expenses.

2.  The resources of the reserve fund shall be so invested as to be available at any time to meet the purpose of the fund.

Article 25

1.  The Bank shall at all times be entitled to transfer its assets in the currency of one Member State into the currency of another Member State in order to carry out financial operations corresponding to the task set out in Article 267 of this Treaty, taking into account the provisions of Article 23 of this Statute. The Bank shall, as far as possible, avoid making such transfers if it has cash or liquid assets in the currency required.

2.  The Bank may not convert its assets in the currency of a Member State into the currency of a third country without the agreement of the Member State concerned.

3.  The Bank may freely dispose of that part of its capital, which is paid up in gold or convertible currency and of any currency borrowed on markets outside the Community.

4.  The Member States undertake to make available to the debtors of the Bank the currency needed to repay the capital and pay the interest on loans or commission on guarantees granted by the Bank for projects to be carried out in their territory.

Article 26

If a Member State fails to meet the obligations of membership arising from this Statute, in particular the obligation to pay its share of the subscribed capital, to grant its special loans or to service its borrowings, the granting of loans or guarantees to that Member State or its nationals may be suspended by a decision of the Board of Governors, acting by a qualified majority.

Such decision shall not release either the State or its nationals from their obligations towards the Bank.

Article 27

1.  If the Board of Governors decides to suspend the operations of the Bank, all its activities shall cease forthwith, except those required to ensure the due realisation, protection and preservation of its assets and the settlement of its liabilities.

2.  In the event of liquidation, the Board of Governors shall appoint the liquidators and give them instructions for carrying out the liquidation.

Article 28

1.  In each of the Member States, the Bank shall enjoy the most extensive legal capacity accorded to legal persons under their laws; it may, in particular, acquire or dispose of movable or immovable property and may be a party to legal proceedings.

2.  The property of the Bank shall be exempt from all forms of requisition or expropriation.

Article 29

Disputes between the Bank on the one hand, and its creditors, debtors or any other person on the other, shall be decided by the competent national courts, save where jurisdiction has been conferred on the Court of Justice.

                The Bank shall have an address for service in each Member State. It may, however, in any contract, specify a particular address for service or provide for arbitration.

The property and assets of the Bank shall not be liable to attachment or to seizure by way of execution except by decision of a court.

Article 30 (*)

1.  The Board of Governors may, acting unanimously, decide to establish a European Investment Fund, which shall have legal personality and financial autonomy, and of which the Bank shall be a founding member.

2.  The Board of Governors shall establish the Statutes of the European Investment Fund by unanimous decision. The Statutes shall define, in particular, its objectives, structure, capital, membership, financial resources, means of intervention and auditing arrangements, as well as the relationship between the organs of the Bank and those of the Fund.

3.  Notwithstanding the provisions of Article 20 (2), the Bank shall be entitled to participate in the management of the Fund and contribute to its subscribed capital up to the amount determined by the Board of Governors acting unanimously.

4.  The European Community may become a member of the Fund and contribute to its subscribed capital. Financial institutions with an interest in the objectives of the Fund may be invited to become members.

5.  The Protocol on the privileges and immunities of the European Communities shall apply to the Fund, to the members of its organs in the performance of their duties as such and to its staff.
___________
(*)
The European Investment Fund (EIF) was established by the Decision, dated 25 May 1994, of the Board of Governors of the Bank, adopted following the Act of 25 March 1993 amending the Protocol on the Statute of the EIB empowering the Governors to establish a European Investment Fund (OJEC No L 173 of 7 July 1994).

               The Fund shall in addition be exempt from any form of taxation or imposition of a like nature on the occasion of any increase in its capital and from the various formalities, which may be connected therewith in the State where the Fund has its seat. Similarly, its dissolution or liquidation shall not give rise to any imposition. Finally, the activities of the Fund and of its organs carried out in accordance with its Statutes shall not be subject to any turnover tax.

Those dividends, capital gains or other forms of revenue stemming from the Fund to which the members, other than the European Community and the Bank, are entitled, shall however remain subject to the fiscal provisions of the applicable legislation.

6.  The Court of Justice shall, within the limits hereinafter laid down, have jurisdiction in disputes concerning measures adopted by organs of the Fund. Proceedings against such measures may be instituted by any member of the Fund in its capacity as such or by Member States under the conditions laid down in Article 230 of this Treaty.

Provisions relating
to the European Investment Bank in the Treaty
establishing the European Community

Article 9

A European Investment Bank is hereby established, which shall act within the limits of the powers conferred upon it by this Treaty and the Statute annexed thereto.

Article 87

1.  Save as otherwise provided in this Treaty, any aid granted by a Member State or through State resources in any form whatsoever which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods shall, in so far as it affects trade between Member States, be incompatible with the common market.

2.  The following shall be compatible with the common market:

a) aid having a social character, granted to individual consumers, provided that such aid is granted without discrimination related to the origin of the products concerned;

b) aid to make good the damage caused by natural disasters or exceptional occurrences;

c)  aid granted to the economy of certain areas of the Federal Republic of Germany affected by the division of Germany, in so far as such aid is required in order to compensate for the economic disadvantages caused by that division.

3.  The following may be considered to be compatible with the common market:

a) aid to promote the economic development of areas where the standard of living is abnormally low or where there is serious underemployment;

b) aid to promote the execution of an important project of common European interest or to remedy a serious disturbance in the economy of a Member State;

c)  aid to facilitate the development of certain economic activities or of certain economic areas, where such aid does not adversely affect trading conditions to an extent contrary to the common interest;

d) aid to promote culture and heritage conservation where such aid does not affect trading conditions and competition in the Community to an extent that is contrary to the common interest;

e) such other categories of aid as may be specified by decision of the Council acting by a qualified majority on a proposal from the Commission.

Article 104

9.  If a Member State persists in failing to put into practice the recommendations of the Council, the Council may decide to give notice to the Member State to take, within a specified time limit, measures for the deficit reduction which is judged necessary by the Council in order to remedy the situation.

In such a case, the Council may request the Member State concerned to submit reports in accordance with a specific timetable in order to examine the adjustment efforts of that Member State.

11.  As long as a Member State fails to comply with a decision taken in accordance with paragraph 9, the Council may decide to apply or, as the case may be, intensify one or more of the following measures:

(. . . . . .)

– to invite the European Investment Bank to reconsider its lending policy towards the Member State concerned;

(. . . . . .)

Article 158

In order to promote its overall harmonious development, the Community shall develop and pursue its actions leading to the strengthening of its economic and social cohesion.

In particular, the Community shall aim at reducing disparities between the levels of development of the various regions and the backwardness of the least favoured regions or islands, including rural areas.

Article 159

Member States shall conduct their economic policies and shall coordinate them in such a way as, in addition, to attain the objectives set out in Article 158. The formulation and implementation of the Community’s policies and actions and the implementation of the internal market shall take into account the objectives set out in Article 158 and shall contribute to their achievement. The Community shall also support the achievement of these objectives by the action it takes through the Structural Funds (European Agricultural Guidance and Guarantee Fund, Guidance Section; European Social Fund; European Regional Development Fund), the European Investment Bank and the other existing Financial Instruments.

The Commission shall submit a report to the European Parliament, the Council, the Economic and Social Committee and the Committee of the Regions every three years on the progress made towards achieving economic and social cohesion and on the manner in which the various means provided for in this Article have contributed to it. This report shall, if necessary, be accompanied by appropriate proposals.

If specific actions prove necessary outside the Funds and without prejudice to the measures decided upon within the framework of the other Community policies, such actions may be adopted by the Council acting in accordance with the procedure referred to in Article 251 and after consulting the Economic and Social Committee and the Committee of the Regions.

Article 177

1.  Community policy in the sphere of development cooperation, which shall be complementary to the policies pursued by the Member States, shall foster:

– the sustainable economic and social development of the developing countries, and more particularly the most disadvantaged among them,

– the smooth and gradual integration of the developing countries into the world economy,

– the campaign against poverty in the developing countries.

2.  Community policy in this area shall contribute to the general objective of developing and consolidating democracy and the rule of law, and to that of respecting human rights and fundamental freedoms.

3.  The Community and the Member States shall comply with the commitments and take account of the objectives they have approved in the context of the United Nations and other competent international organisations.

Article 179

1.  Without prejudice to the other provisions of this Treaty, the Council, acting in accordance with the procedure referred to in Article 251, shall adopt the measures necessary to further the objectives referred to in Article 177. Such measures may take the form of multiannual programmes.

2.  The European Investment Bank shall contribute, under the terms laid down in its Statute, to the implementation of the measures referred to in paragraph 1.

3.  The provisions of this Article shall not affect cooperation with the African, Caribbean and Pacific countries in the framework of the ACP-EC Convention.

Article 205

1.  Save as otherwise provided in this Treaty, the Council shall act by a majority of its members.

2.  Where the Council is required to act by a qualified majority the votes of its members shall be weighted as follows:

Belgium	12
Bulgaria	10
Czech Republic	12
Denmark	7
Germany	29
Estonia	4
Greece	12
Spain	27
France	29
Ireland	7
Italy	29
Cyprus	4
Latvia	4
Lithuania	7
Luxembourg	4
Hungary	12
Malta	3
Netherlands	13
Austria	10
Poland	27
Portugal	12
Romania	14
Slovenia	4
Slovakia	7
Finland	7
Sweden	10
United Kingdom	29

               Acts of the Council shall require for their adoption at least 255 votes in favour cast by a majority of the members where this Treaty requires them to be adopted on a proposal from the Commission.

In other cases, for their adoption acts of the Council shall require at least 255 votes in favour, cast by at least two-thirds of the members.

3.  Abstentions by members present in person or represented shall not prevent the adoption by the Council of acts which require unanimity.

4.  When a decision is to be adopted by the Council by a qualified majority, a member of the Council may request verification that the Member States constituting the qualified majority represent at least 62 % of the total population of the Union. If that condition is shown not to have been met, the decision in question shall not be adopted.

Article 226

If the Commission considers that a Member State has failed to fulfil an obligation under this Treaty, it shall deliver a reasoned opinion on the matter after giving the State concerned the opportunity to submit its observations.

If the State concerned does not comply with the opinion within the period laid down by the Commission, the latter may bring the matter before the Court of Justice.

Article 230

The Court of Justice shall review the legality of acts adopted jointly by the European Parliament and the Council, of acts of the Council, of the Commission and of the ECB, other than recommendations and opinions, and of acts of the European Parliament intended to produce legal effects vis-a-vis third parties.

It shall for this purpose have jurisdiction in actions brought by a Member State, the European Parliament, the Council or the Commission on grounds of lack of competence, infringement of an essential procedural requirement, infringement of this Treaty or of any rule of law relating to its application, or misuse of powers.

                The Court of Justice shall have jurisdiction under the same conditions in actions brought by the Court of Auditors and by the ECB for the purpose of protecting their prerogatives.

Any natural or legal person may, under the same conditions, institute proceedings against a decision addressed to that person or against a decision addressed to that person or against a decision, which, although in the form of a regulation or a decision addressed to another person, is of direct and individual concern to the former.

The proceedings provided for in this article shall be instituted within two months of the publication of the measure, or of its notification to the plaintiff, or, in the absence thereof, of the day on which it came to the knowledge of the latter, as the case may be.

Article 237

The Court of Justice shall, within the limits hereinafter laid down, have jurisdiction in disputes concerning:

a)  the fulfilment by Member States of obligations under the Statute of the European Investment Bank. In this connection, the Board of Directors of the Bank shall enjoy the powers conferred upon the Commission by Article 226;

b)  measures adopted by the Board of Governors of the European Investment Bank. In this connection, any Member State, the Commission or the Board of Directors of the Bank may institute proceedings under the conditions laid down in Article 230;

c)  measures adopted by the Board of Directors of the European Investment Bank. Proceedings against such measures may be instituted only by Member States or by the Commission, under the conditions laid down in Article 230, and solely on the grounds of non-compliance with the procedure provided for in Article 21 (2), (5), (6) and (7) of the Statute of the Bank;

d)  the fulfilment by national central banks of obligations under this Treaty and the Statute of the ESCB. In this connection the powers of the Council of the ECB in respect of national central banks shall be the same as those conferred upon the Commission in respect of Member States by Article 226. If the Court of Justice finds that a national central bank has failed to fulfil an obligation under this Treaty, that bank shall be required to take the necessary measures to comply with the judgment of the Court of Justice.

Article 248

3.  The audit shall be based on records and, if necessary, performed on the spot in the other institutions of the Community, on the premises of any body which manages revenue or expenditure on behalf of the Community and in the Member States, including on the premises of any natural or legal person in receipt of payments from the budget. In the Member States the audit shall be carried out in liaison with national audit bodies or, if these do not have the necessary powers, with the competent national departments. The Court of Auditors and the national audit bodies of the Member States shall cooperate in a spirit of trust while maintaining their independence. These bodies or departments shall inform the Court of Auditors whether they intend to take part in the audit.

The other institutions of the Community, any bodies managing revenue or expenditure on behalf of the Community, any natural or legal person in receipt of payments from the budget, and the national audit bodies or, if these do not have the necessary powers, the competent national departments, shall forward to the Court of Auditors, at its request, any document or information necessary to carry out its task.

In respect of the European Investment Bank’s activity in managing Community expenditure and revenue, the Court’s rights of access to information held by the Bank shall be governed by an agreement between the Court, the Bank and the Commission. In the absence of an agreement, the Court shall nevertheless have access to information necessary for the audit of Community expenditure and revenue managed by the Bank.

Article 266

The European Investment Bank shall have legal personality.

The members of the European Investment Bank shall be the Member States.

The Statute of the European Investment Bank is laid down in a Protocol annexed to this Treaty. The Council acting unanimously, at the request of the European Investment Bank and after consulting the European Parliament and the Commission, or at the request of the Commission and after consulting the European Parliament and the European Investment Bank, may amend Articles 4, 11 and 12 and Article 18 (5) of the Statute of the Bank.

Article 267

The task of the European Investment Bank shall be to contribute, by having recourse to the capital market and utilising its own resources, to the balanced and steady development of the common market in the interest of the Community. For this purpose the Bank shall, operating on a non-profit-making basis, grant loans and give guarantees which facilitate the financing of the following projects in all sectors of the economy:

a) projects for developing less-developed regions;

b)  projects for modernising or converting undertakings or for developing fresh activities called for by the progressive establishment of the common market, where these projects are of such a size or nature that they cannot be entirely financed by the various means available in the individual Member States;

c) projects of common interest to several Member States which are of such a size or nature that they cannot be entirely financed by the various means available in the individual Member States.

In carrying out its task, the Bank shall facilitate the financing of investment programmes in conjunction with assistance from the Structural Funds and other Community Financial Instruments.

Article 311

        The protocols annexed to this Treaty by common accord of the Member States shall form an integral part thereof.

Protocol No. 36 on the privileges and immunities
of the European Communities (*)

Article 1

The premises and buildings of the Communities shall be inviolable. They shall be exempt from search, requisition, confiscation or expropriation. The property and assets of the Communities shall not be the subject of any administrative or legal measure of constraint without the authorisation of the Court of Justice.

Article 2

The archives of the Communities shall be inviolable.

Article 3

The Communities, their assets, revenues and other property shall be exempt from all direct taxes.

The governments of the Member States shall, wherever possible, take the appropriate measures to remit or refund the amount of indirect taxes or sales taxes included in the price of movable or immovable property, where the Communities make, for their official use, substantial purchases the price of which includes taxes of this kind. These provisions shall not be applied, however, so as to have the effect of distorting competition within the Communities.

No exemption shall be granted in respect of taxes and dues which amount merely to charges for public utility services.
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(*)	Protocol annexed to the Treaty establishing the European Community.

Article 4

The Communities shall be exempt from all customs duties, prohibitions and restrictions on imports and exports in respect of articles intended for their official use: articles so imported shall not be disposed of, whether or not in return for payment, in the territory of the country into which they have been imported, except under conditions approved by the government of that country.

The Communities shall also be exempt from any customs duties and any prohibitions and restrictions on imports and exports in respect of their publications.

Article 22

This Protocol shall also apply to the European Investment Bank, to the members of its organs, to its staff and to the representatives of the Member States taking part in its activities, without prejudice to the provisions of the Protocol on the Statute of the Bank.

The European Investment Bank shall in addition be exempt from any form of taxation or imposition of a like nature on the occasion of any increase in its capital and from the various formalities which may be connected therewith in the State where the Bank has its seat. Similarly, its dissolution or liquidation shall not give rise to any imposition. Finally, the activities of the Bank and of its organs carried on in accordance with its Statute shall not be subject to any turnover tax.

Protocol No. 28 on Economic and Social Cohesion (*)

THE HIGH CONTRACTING PARTIES,

RECALLING that the Union has set itself the objective of promoting economic and social progress, inter alias, through the strengthening of economic and social cohesion;

RECALLING that Article 2 of the Treaty establishing the European Community includes the task of promoting economic and social cohesion and solidarity between Member States and that the strengthening of economic and social cohesion figures among the activities of the Community listed in Article 3;

RECALLING that the provisions of Part Three, Title XVII, on economic and social cohesion as a whole provide the legal basis for consolidating and further developing the Community’s action in the field of economic and social cohesion, including the creation of a new fund;

RECALLING that the provisions of Part Three, Title XV, on trans-European networks and Title XIX on environment envisage a Cohesion Fund to be set up before 31 December 1993;

STATING their belief that progress towards economic and monetary union will contribute to the economic growth of all Member States;

NOTING that the Community’s Structural Funds are being doubled in real terms between 1987 and 1993, implying large transfers, especially as a proportion of GDP of the less prosperous Member States;

NOTING that the European Investment Bank is lending large and increasing amounts for the benefit of the poorer regions;

NOTING the desire for greater flexibility in the arrangements for allocations from the Structural Funds;

NOTING the desire for modulation of the levels of Community participation in programmes and projects in certain countries;
___________
(*)	Protocol annexed to the Treaty establishing the European Community.

NOTING the proposal to take greater account of the relative prosperity of Member States in the system of own resources;

REAFFIRM that the promotion of economic and social cohesion is vital to the full development and enduring success of the Community, and underline the importance of the inclusion of economic and social cohesion in Articles 2 and 3 of this Treaty;

REAFFIRM their conviction that the Structural Funds should continue to play a considerable part in the achievement of Community objectives in the field of cohesion;

REAFFIRM their conviction that the European Investment Bank should continue to devote the majority of its resources to the promotion of economic and social cohesion, and declare their willingness to review the capital needs of the European Investment Bank as soon as this is necessary for that purpose;

REAFFIRM the need for a thorough evaluation of the operation and effectiveness of the Structural Funds in 1992, and the need to review, on that occasion, the appropriate size of these Funds in the light of the tasks of the Community in the area of economic and social cohesion;

AGREE that the Cohesion Fund to be set up before 31 December 1993 will provide Community financial contributions to projects in the fields of environment and trans-European networks in Member States with a per capita GNP of less than 90% of the Community average which have a programme leading to the fulfilment of the conditions of economic convergence asset out in Article 104;

DECLARE their intention of allowing a greater margin of flexibility in allocating financing from the Structural Funds to specific needs not covered under the present Structural Funds regulations;

DECLARE their willingness to modulate the levels of Community participation in the context of programmes and projects of the Structural Funds, with a view to avoiding excessive increases in budgetary expenditure in the less prosperous Member States;

RECOGNIZE the need to monitor regularly the progress made towards achieving economic and social cohesion and state their willingness to study all necessary measures in this respect;

DECLARE their intention of taking greater account of the contributive capacity of individual Member States in the system of own resources, and of examining means of correcting, for the less prosperous Member States, regressive elements existing in the present own resources system;

AGREE to annex this Protocol to the Treaty establishing the European Community.